

Mail Stop 4561

November 21, 2017

Brian Carolan
Vice President, Chief Financial Officer
Commvault Systems, Inc.
1 Commvault Way
Tinton Falls, NJ 07724

>   **Re: Commvault Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2017**
>   **Filed May 5, 2017**
>   **Form 10-Q for the Quarter Ended June 30, 2017**
>   **Filed July 26, 2017**
>   **Response dated October 27, 2017**
>   **File No. 001-33026**

Dear Mr. Carolan:

We have reviewed your October 27, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2017 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 3. Revenue, page 9

1.   We have reviewed your response to prior comment 4. We note the minimum and maximum amounts; however, it is unclear to us how you considered transactions within this range. Please provide us with more details of your analysis. In this regard, please tell us whether a significant number of transactions fell within a smaller portion of this range. Reference ASC 606-10-32-34(c).

Brian Carolan
Commvault Systems, Inc.
November 21, 2017
Page 2

    You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services